QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.8

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Axcan Pharma Inc. (the "Company") on Form 40-F for the period ending September 30, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, JeanVezina, Vice President, Finance and Chief Financial Officer, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.
The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.
The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date: January 23, 2004

/s/ Jean Vézina

Jean Vézina Vice President, Finance and Chief Financial Officer

QuickLinks

  Exhibit 99.8
CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002